UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on October 31, 2023, Ares Acquisition Corporation, a Cayman Islands exempted company (the “Company”), terminated its business combination agreement with X-Energy Reactor Company, LLC (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

As required by Cayman Islands law, on October 31, 2023, the Company convened an extraordinary general meeting of shareholders (the “Meeting”) and the only proposal submitted for a vote of the shareholders at the Meeting was a proposal to approve, by ordinary resolution, the adjournment of the Meeting sine die, without setting a new time and date for the Meeting, as proposed by the Chairman of the Meeting pursuant to, and in accordance with, Article 22.7 of the amended and restated memorandum and articles of association of the Company (the “Adjournment Proposal”). As a result of the termination of the Business Combination Agreement, none of the proposed resolutions to approve the Business Combination Agreement and the related matters concerning the Business Combination were put forward at the Meeting. The Adjournment Proposal was approved, and the Meeting has been adjourned indefinitely.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES ACQUISITION CORPORATION

Dated: October 31, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman